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                             August 25, 2022

       Zhuoqin Huang
       Chief Executive Officer
       Pop Culture Group Co., Ltd
       3rd Floor, No. 168 Fengqi Road
       Jimei District, Xiamen City, Fujian Province
       The People   s Republic of China

                                                        Re: Pop Culture Group
Co., Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed August 12,
2022
                                                            File No. 333-266130

       Dear Mr. Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Risk Factors
       To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity..., page
       25

   1.                                                   We note your amended
disclosure in response to comment 1. Please expand your
                                                        discussion to include
the possible ramifications on the ability of the Hong Kong subsidiary to transfer cash if
your Hong Kong subsidiary did become subject to PRC
                                                        laws/authorities.
 Zhuoqin Huang
FirstName
Pop CultureLastNameZhuoqin
            Group Co., Ltd Huang
Comapany
August 25, NamePop
           2022     Culture Group Co., Ltd
August
Page 2 25, 2022 Page 2
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Ying Li